FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated January 22, 2007, regarding YPF S.A. Class C Shares.

Item 1

Buenos Aires, January 22, 2007

Messrs.
Buenos Aires Stock Exchange
National Securities Commission of Argentina

Ref: YPF S.A. Class C shares

     I am the Executive Vice President of YPF S.A. I write regarding Resolution 1023/06 by which the Economics Ministry requires the Banco de la Nación Argentina to release from pledge and transfer to the accounts that the employees belonging to the Share Ownership Participation Program (PPP), or their attorneys in fact, indicate, in each case in proportion to their holdings as of July 1st, 1997, the amount of 1,117,717 YPF Class C shares as YPF informed the Buenos Aires Stock Exchange on January 8th.

     We hereby inform that on January 18th 2007 YPF was notified, by Banco de la Nación Argentina that the aforementioned shares were released from the pledge.

     Likewise, we inform you that on January 20th 2007, YPF was notified, by the Securities Depositary (Caja de Valores), that they had proceeded to convert 1,021,371 YPF Class C shares into YPF Class D shares and that YPF’s resulting capital is as follows:

Class A shares	3,764	VAR$N	37,640
Class B shares	7,624	VAR$N	76,240
Class C shares	454,333	VAR$N	4,543,330
Class D shares	392,847,072	VAR$N	3,928,470,720

     Furthermore, we inform you that on January 19th 2007, YPF received a notification from the shareholder MBA Sociedad de Bolsa SA, informing and certifying through certificate 37526 issued January 18th 2007, by the Securities Depositary, that they are the owners of 918,518 YPF Class D shares as formally registered on the Shareholder registry kept by the Securities Depositary on behalf of YPF. Also, MBA mentioned that Class D shares have recently been converted from Class C into Class D pursuant to Resolution 1023/06, and requests the change for trade and public offer of the converted shares.

     By virtue of the above, we request the change for trade and public offer of the 1,021,371 Class C shares converted into Class D shares.

Sincerely yours,

by YPF S.A.

Enrique Locutora
Executive Vice President

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 25, 2007	By:	/s/ Carlos Olivieri

		Name:	Carlos Olivieri
		Title:	Chief Financial Officer